August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (317) 808-6794

Dennis D. Oklak
Chairman and Chief Executive Officer
Duke Realty Corp.
600 East 96th Street, Suite 100
Indianapolis, IN 46240

> **Re: Duke Realty Corp.**
> **Definitive 14A**
> **Filed March 15, 2007**
> **File No. 1-09044**

Dear Mr. Oklak:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Independent Directors, page 8

1. You state on page 8 that the board considered relationships and transactions during the past three years between each director or any member of his or her immediate family and the company. Describe by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board in determining that the director is independent. See Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a).

Director Compensation Table, page 12

2. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Audit Committee Report, page 14

3. Add disclosure as to whether the audit committee has received the letter from KPMG required by independence Standards Board Standard No. 1.

Compensation Discussion and Analysis, page 17

4. The disclosure that your program is designed to provide the "proper balance" between fixed versus variable and cash versus equity allocations is very general in nature. Please analyze in greater detail the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation, and between the various forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

5. Individual officer performance appears to be an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

6. We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of

compensation awarded to the named executive officers. For example, Mr. Oklak received the highest base salary of $643,846, which was over $300,000 above that of the next highest base salary paid, and over $1.2 million in non-equity incentive plan compensation, which was over $740,000 more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

7. Provide a more detailed discussion as to how the company determines the amount (and where applicable, the formula) for each element of compensation. See Item 402(b)(1)(v) of Regulation S-K. For example, it is unclear how the specific base salary was determined or how the long-term incentive awards were determined for stock option and RSU grants.

8. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their annual cash incentives, and long-term incentive awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. This would include 2007 performance targets to the extent they are known at the time the proxy statement is filed. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Annual Cash Incentives, page 18

9. You state on page 18 that the payment of the annual incentive bonus is a percentage of base salary. The performance payments for the threshold and superior levels are expressed as a percent of target. However, you have not disclosed the payment, i.e. the actual percentage of base salary, if the target level is achieved. Please add this disclosure. Also, consider providing the actual performance level achieved for each named executive.

Long-Term Incentive Awards, page 18

10. You state on page 18 that the amount of the award for the Shareholder Value Plan is based upon the percent of the target award. Please clarify the target award or how it was determined. Also, clarify how the award is determined if the company meets the necessary return for one of the two indices or the return differs between the two indices.

Employment and Severance Agreements, page 22

11. Include a brief summary of the material terms and conditions of the respective severance agreements, and analyze why the severance agreements were designed and structured to provide the mentioned material compensation elements and levels.

Certain Relationships and Related Transactions, page 34

12. Provide the full disclosure required by Item 404(b) of Regulation S-K regarding the policies and procedures for the review, approval and ratification of related party transactions. For example, clarify the types of transactions that are covered, rather than the general reference to "material" proposed transactions, and state whether the policy is in writing.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel